UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-35176

Global Eagle Entertainment Inc.

(Exact name of registrant as specified in its charter)

10900 Wilshire Blvd., Suite 1500

Los Angeles, California 90024
(310) 209-7280

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Warrants to Purchase Common Stock

(Title of each class of securities covered by this Form)

Common Stock, $0.0001 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     1

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Eagle Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2013	By:	/s/ Michael Pigott
Name: Michael Pigott Title: Vice President, General Counsel and Secretary